SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. ___)

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☐	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
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Forgent Networks, Inc.
108 Wild Basin Road, Austin, Texas 78746

 (Name of Person(s) Filing Proxy Statement if other than the Registrant)

The Red Oak Fund, LP, a Delaware limited partnership;

Pinnacle Fund, LLP, a Colorado limited liability limited partnership;

Bear Market Opportunity Fund, L.P., a Delaware limited partnership;

Pinnacle Partners, LLC, a Colorado limited liability company;

Red Oak Partners, LLC, a New York limited liability company;

David Sandberg.

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On May 18, 2009, Pinnacle Fund LLLP and Red Oak Partners, LLC issued the following press release:

Red Oak Partners and Pinnacle Fund Respond to Statements in Asure Software's May 12 Letter and File Preliminary Proxy Statement to Oppose Vote to Go-Private.

New York, New York, May 18, 2009. Pinnacle Fund (controlled by Pinnacle Partners, LLC which is partly controlled by Red Oak Partners, LLC) announced that on Wednesday, May 13th it filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") to oppose Asure Software's ("ASUR's") go-private proposals and also attached the statement to its amended filing on Schedule 13D. Additionally, Pinnacle issued a letter today in response to Asure's May 12th letter, which Asure filed with the SEC in its May 14th DEFA14A filing. Pinnacle's response letter is attached as an exhibit to an amendment being filed today to Red Oak's Schedule 13D.

"I encourage shareholders to read our definitive proxy statement when it becomes available before making any voting decisions, as well as both our preliminary proxy filed on May 13th and our letter attached as an exhibit to today's 13D filing," said David Sandberg, Portfolio Manager of the Pinnacle Fund, LLLP. "Asure's letter attempts to ignore continued excessive spending on management compensation, a continued omission or delay in announcing an annual meeting date, and conveniently omits to point out that major cost savings would result from things Asure can do without depriving holders of publicly available information. We continue to oppose this go-private transaction and are confident that these proposals will be rejected." Information about Red Oak, Pinnacle, and its affiliates who are participating in Pinnacle's opposition to Asure's go-private proposals can be found in Red Oak's preliminary proxy materials and its Schedule 13D filing. Red Oak's filings can be found at www.sec.gov by selecting "Search" at the top right and then typing "forgent" into the box asking for the Company Name. Red Oak's filings which are referenced in this press release are dated May 13th and May 18th, 2009.

Contact:
Red Oak Partners, LLC
David Sandberg, 212-614-8952
dsandberg@redoakpartners.com

Red Oak also has filed an amendment to its Schedule 13D filing which attaches this press release and a letter Pinnacle Fund sent to the company's board of directors. That amendment and its exhibits are attached to this filing to the extent they may be deemed to constitute soliciting materials. Pinnacle and Red Oak have filed preliminary proxy materials with the Securities and Exchange Commission and intend to disseminate definitive proxy materials as soon as practical. Red Oak and Pinnacle encourage all holders of ASUR stock to read their definitive proxy materials before determining how to vote at the Company's special meeting of stockholders currently scheduled for June 2, 2009. In addition to the methods for accessing such materials identified in the press release and quoted above, once definitive materials are available stockholders may obtain them by contacting Red Oak at the address mentioned above.